

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Philip Colton
Shareholder
Winthrop & Weinstine, P.A.
225 S 6th Street
Minneapolis, MN 55402

> **Re: AIR T, Inc.**
> **Schedule TO-I filed May 18, 2023**
> **Response letter dated May 26, 2023**
> **File No. 005-33793**

Dear Philip Colton:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your offer materials.

CORRESP filed May 26, 2023

General

1. We reissue comment 1. In this regard, we are unable to agree with your analysis and conclusion regarding the availability of the exemption under Section 3(a)(9) of the Securities Act in the context of this Exchange Offer. As noted in comment 1, for an early commencement offer, a registration statement registering the offer and sale of the TruPS should have been filed and disseminated when the tender offer commenced to avoid a violation of Section 5 of the Securities Act. See Securities Act Rule 162. Please advise how you intend to proceed.

2. We reissue comment 3. We continue to have concerns that the Exchange Offer as currently structured does not satisfy Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. Please revise or advise.

Philip Colton
Winthrop & Weinstine, P.A.
May 31, 2023
Page 2

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions